Exhibit 10.78
December 20, 2006
Mr. Randy Edington
5657 I Road
Nebraska City, NE 68410
Dear Randy,
I am delighted to extend to you this offer to become Arizona Public Service’s Senior Vice-President and Chief Nuclear Officer. Bill and I certainly enjoyed talking with you and Loretta and we hope both of you enjoyed your visit to the “Valley of the Sun”. I believe your extensive experience in leading a nuclear power plant operation will be beneficial for the Palo Verde Nuclear Generating Station. The details of our proposal are included in Attachment A, and are based on the conversation and outline that Bill and I discussed with you on Wednesday. It is certainly our intent to address all of the items that you shared with us during our discussions.
If you are in agreement with the terms of our offer of employment as described herein, please sign as requested below.
Randy, I am confident that this will be a challenging and rewarding opportunity for you. Bill and I will personally do all we can to ease the transition for you and Loretta and we look forward to your contributions to Arizona Public Service. I realize that we need to work out an official start date with you. It is my wish that the date would not be later than the end of the first week of February. If you should have additional questions, please contact Armando Flores, Executive Vice President, Corporate Business Services at 602-250-3500.
Sincerely,
/s/ Jack Davis
Jack Davis
Signing this letter indicates your acceptance of the terms of this offer.
Acceptance:      /s/ Randall K. Edington                         Date:     12/21/06

Attachment A
•	Annual base salary of $600,000.

•	Hiring bonus of $200,000 (gross) payable during your first two weeks of employment. In addition, subsequent bonuses of $100,000 (gross) will be paid to you on your employment anniversary dates in 2008 and 2009 if you are then employed by the Company. We will document this obligation in a supplemental agreement in order to comply with the new tax rules on “deferred compensation arrangements”.

•	Participation in the annual Incentive Plan with a target of 50% and up to a maximum of 100% of annual base salary. Annual incentive payments are dependent on Company and Plant performance and are generally paid by March 15 of the subsequent year.

•	As of the date on which you accept this offer, you will be awarded 10,000 Retention Units (RU). The Retention Units vest over a four year period. The first 25% of this award will vest and be payable in cash on your start date. The remaining 75% will vest and be paid 25% each in the three subsequent years in the month of January. Each Retention Unit represents the right to receive a payment equal in value to one share of Pinnacle West stock. The value of the payments will vary with the value of the stock. Attached as Attachment B is a more complete explanation of the Retention Unit concept. The terms of the Retention Units will be addressed in a separate Retention Unit Award that will comply with the new deferred compensation tax rules.

•	In addition, annually you will receive a long term performance award that will be made by our Human Resources Committee of the Board pursuant to our long-term incentive programs. We anticipate that these awards will consist of a mixture of Performance Shares and Restricted Stock Units.

•	Your first grant of Performance Shares will be in the amount of $125,000.

•	If you are employed by APS on the dates on which your existing unvested Entergy Performance Shares and Stock Option grants would have vested, APS will make a cash payment to you for the value of such stock grants. We will need to document this obligation in a supplemental agreement that complies with new deferred compensation tax rules.

•	Your total pension benefit (including the benefit due under our qualified plan, our general non-qualified plan and a special agreement that we will prepare for you) will be the greater of: a) equal to your total pension benefit if you had stayed at Entergy for five more years (exact value to be agreed upon once you provide pension estimates from Entergy) or b) a pension benefit which will accrue at 10% per year, up to a maximum of 60% which will vest at five years of service. The percentage is applied to your final average wage (highest 3 years in the final ten years and includes both base and annual incentive) to determine your lifetime benefit. If you terminate for any reason other than voluntary resignation or termination for cause prior to meeting the vesting as indicated above, part (a) of this paragraph will become payable to you or your spouse. If Part (b) of this paragraph applies it will be paid to you in two forms; one-half of the benefit will be paid to you in a lump sum and the second half of the benefit will be paid to you in a 100% Joint & Survivor annuity which will be calculated by applying the applicable factor to the life annuity benefit which typically equals 90% to 94% of the life annuity benefit. Additionally, there will be no offset to any qualified pension benefits you receive from Entergy with either option described in this paragraph.

•	Vehicle allowance of $10,008 per year.

•	You will receive five weeks of vacation annually.

•	APS will provide you with a payment equal to the cost of your Entergy COBRA coverage (grossed up for taxes) to bridge your medical coverage until the effective date of your APS coverage. Once you enroll in our Company’s benefit programs your benefits such as medical, dental and life insurance will be effective on your one month anniversary date of employment as long as you enroll within the first 30 days of your employment. Medical and dental plan premiums are on a pre-tax basis. Additionally, APS will provide lifetime medical coverage for you and your spouse either by coverage under a plan offered by the Company or by purchasing an insurance policy with equivalent coverage subject to the usual employee premium cost sharing unless you voluntarily resign or are terminated for cause within your first five years of employment. If you should die, become disabled or the Company experiences a change of control in which your KEESA (Key Executive Employment & Severance Agreement) is applicable, prior to completing five years of service, you and/or your spouse will be provided medical coverage in the same manner as described earlier. After the final deferred compensation tax rules are issued, we may want to document this arrangement in a supplemental agreement to avoid or minimize any adverse tax treatment for you.

•	The Company’s Deferred Compensation Plan allows you to voluntarily defer part of your compensation on a pre-tax basis. The deferred amount also earns interest currently at 7.5%. The Company sets the interest rate each calendar year.

•	Relocation benefits are coordinated through our HR Director, Donna Thomas at 602-250-2570. Relocation benefits will include household goods transportation and storage, furnished housing and utilities for up to 12 months, or longer if business needs arise and home sale and home finding assistance, if needed.

•	You will also develop and participate in Palo Verde specific compensation opportunities of up to $125,000. We would look to your recommendations in determining the measures for these incentives (i.e. INPO, planned outages, etc).
All items of compensation, and all benefits, that are provided pursuant to a Company compensation or benefit plan will be subject to the terms and provisions of the relevant plan.
This offer is contingent upon successful completion of a pre-employment medical screening and background check.

Attachment B
Summary of Pinnacle West Retention Unit Awards
     Retention Units are incentive awards that vest over a number of years if the award recipient remains employed by Pinnacle West or one of its subsidiaries. Each Retention Unit represents the fair market value of one share of Pinnacle West’s common stock on each vesting date (the “Fair Market Value”), as described in more detail below. Although the terms of a particular grant of Retention Units are reflected in a Retention Unit Award and can vary, generally speaking, Retention Units:
•	vest in one-fourth increments on an annual basis;

•	fully vest before the end of the regular vesting period if the participant retires, becomes disabled, or dies (unvested Retention Units are forfeited if the participant terminates employment for any other reason);

•	are payable in cash to the participant as the Retention Units vest, in an amount equal to the number of Retention Units vesting multiplied by the Fair Market Value (in the case of a participant’s death, disability, or retirement before the end of the vesting period, the Retention Units are payable on the dates and in the percentages specified in the vesting schedule, even though fully vested); and

•	accrue dividend rights equal to the amount of dividends that a participant would have received if the participant had directly owned one share of Pinnacle West common stock for each Retention Unit held by the participant, with the dividend rights payable only on the Retention Units that actually vest, plus interest at the rate of 5% per annum, compounded quarterly.